UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-12777
CUSIP NUMBER: 002474104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: February 28, 2018

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AZZ Inc.
Full Name of Registrant

One Museum Place, 3100 W 7th Street, Suite 500
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AZZ Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2018 (the "2018 Form 10-K") within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously disclosed in a Form 8-K filed with the Commission on March 29, 2018, the Company determined that the financial statements contained in its Annual Report on Form 10-K for the year ended February 28, 2017 and its Quarterly Reports on Form 10-Q for the quarters ended May 31, 2017 and August 31, 2017 could no longer be relied upon due to an accounting error. As a result, the Company filed the amendments to these reports on April 19, 2018.

Due to the time and effort required to prepare the restated financial statements included in the amended reports, the carryover effects of the accounting error on future periods and the ongoing efforts to complete its Quarterly Report on Form 10-Q for the quarter ended November 30, 2017, the Company is currently unable to complete its 2018 Form 10-K, which is due on April 30, 2018.

The Company is working diligently and expeditiously towards the completion of its outstanding filings. The Company intends to file the 2018 Form 10-K on or before the fifteenth calendar day from the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Paul W. Fehlman	817	810-0095
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☐ No ☒
Quarterly Report on Form 10-Q for the quarter ended November 30, 2017

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

AZZ Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 30, 2018	By:	/s/ Paul W. Fehlman
		Name:	Paul W. Fehlman
		Title:	Senior Vice President and Chief Financial Officer